

Mail Stop 3561

August 22, 2016

Paul A. Farr
Chief Executive Officer
Talen Energy Corporation
835 Hamilton Street, Suite 150
Allentown, PA 18101

> **Re: Talen Energy Corporation**
> **Amendment No. 1 to Preliminary Schedule 14A**
> **Filed August 9, 2016**
> **File No. 001-37388**
>
> **Amendment No. 1 to Schedule 13E-3 filed by Talen Energy Corporation, et. al.**
> **Filed August 9, 2016**
> **File No. 005-89268**

Dear Mr. Farr:

We have reviewed the above amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, providing the requested information, or advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, pleased tell us why in your response.

After reviewing any response or amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 25, 2016 letter.

Amendment No. 1 to Schedule 13e-3

General

1.   We note your response to comment 3 and are in receipt of your request for confidential treatment in connection with Exhibit (b)(3). Comments, if any, will be issued in a separate letter. Any comments regarding your confidential treatment request must be resolved prior to the mailing of your proxy statement.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

General

2.   We note your response to comment 4 and references throughout the proxy statement to "respective affiliates (as defined under Rule 405 of the Securities Act…)." We further note that the defined terms Sponsor Entities, Riverstone Entities and Disinterested Stockholders each include the term "respective affiliates." As previously requested, please identify by name each of the "respective affiliates."

Background of the Merger, page 16

3.   We reissue prior comment 10 in part. We are unable to see where you addressed the factors considered by the Disinterested Directors in arriving at $13 per share as a price at which the Disinterested Directors would authorize further engagement with Riverstone. In this respect, how is the $13 per share amount related to the "Disinterested Directors' views of the company's stand-alone prospects"?

4.   On a related note, please address the company's stand-alone prospects referenced in the May 28, 2016 entry.

Special Factors

Position of the Riverstone Filing Parties as to the Fairness of the Merger, page 38

5.   Please include the definition of the term "Riverstone Filing Parties" here by naming each person included in the term, including "Their Controlling Affiliates."

Opinion of Citigroup Global Markets Inc., page 41

6.   We reissue prior comment 24 as it relates to clauses (ii), (iii) and (iv). We note that slides 11, 12 and 14 of Exhibit (c)(11) to your Schedule 13e-3 include the data we had previously requested.

The Debt Commitment Letter, page 116

7.   We note your revised disclosure in response to comment 32. Please revise to clearly state the effective interest rates of the loan, including the LIBOR rate, base rate, LIBOR rate floor, and default rate. Refer to Item 1007(d)(1) of Regulation M-A.

Significant Past Transactions and Contracts, page 138

8.   We note your response to comment 33 and your disclosure on page 17 that the Stockholder Agreement provides an "exception for any offer with respect to a transaction that is affirmatively publicly recommended by the Board." We further note that the foregoing section does not appear to apply to section 6(a)(i) of the Stockholder Agreement, which prohibits Riverstone from

taking action to "acquire, agree to acquire, propose or offer to acquire, or facilitate the acquisition or ownership of, Talen Common Stock." Accordingly, we reissue comment 33 and ask that you expand your disclosure to state whether you have agreed to terminate, waive, amend, or modify this standstill provision. Also discuss whether the Disinterested Directors considered the foregoing in determining that the going private transaction was procedurally and substantively fair to the unaffiliated security holders. We would expect the foregoing to address whether and how the Disinterested Directors considered the December 3, 2105 indication of interest communicated by Mr. Hoffman to Mr. Graham, and all subsequent negotiations with Riverstone with respect to the merger, in view of the restrictions set forth in Section 6 of the Stockholder Agreement.

Riverstone Financial Advisor Materials, page 139

9.   Please confirm that the amount of $12 million in fees received by Goldman Sachs referenced at the end of page 139 relates to all of the transactions preceding the amount disclosed.

Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, Daniel Duchovny, Special Counsel in the Office of Mergers & Acquisitions, at (202) 551-3619, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Andrew Calder, Esq.
    Kirkland & Ellis LLP